Item 77D: 	Deutsche Floating Rate Fund (a
series of Deutsche Portfolio Trust)

Effective July 19, 2016, the following has been added to the principal investment strategy of the
Fund:
The fund may also invest in affiliated mutual funds. The fund may invest up to 5% of net assets in shares of Deutsche High Income Fund, which invests primarily in high yield bonds.